
03057964


PROCESSED
MAY 07 2003
THOMSON
FINANCIAL

we deliver...

ANNUAL REPORT 2002

THE MIDDLEBY CORPORATION





around the world ⇨

Middleby serves customers in over 100 countries

"Two out of three KFCs and Pizza Huts are built outside the United States. Middleby has been instrumental in our efforts to open and operate those stores around the world."

DAVID BREWER,
VICE PRESIDENT
AND CHIEF ENGINEER
FOR YUM!





around the clock ⇨



Middleby works around the clock to develop new and innovative products

"Middleby ovens have helped Domino's become the recognized leader in pizza delivery. Middleby's focus on product development and improvement allows us to reduce our operating costs, improve our pizza quality, and continuously improve our 'out-the-door' time."

DAVID BRANDON,
CEO OF DOMINO'S



around the corner ⇨



Middleby products are found in restaurants all across America

"At IHOP, we believe in doing business based upon relationships and service. The Middleby Corporation delivers on both."

DARLENE STARKS,
PURCHASING MANAGER
OF EQUIPMENT AND
SUPPLIES FOR IHOP

we deliver results ⇨

in thousands EXCEPT PER SHARE DATA


NET SALES
02
01
00
$229.1
101.6
126.9


EARNINGS BEFORE EXTRAORDINARY ITEM
02
01
00
$11.6
1.6
3.8


EPS ON NET EARNINGS
02
01
00
$0.67
0.18
0.35


TOTAL DEBT
02
01
00
$88.0
96.2
8.5

financial HIGHLIGHTS

in thousands EXCEPT PER SHARE DATA

	2002	2001	2000
Net sales	$ 229,108	$ 101,552	$ 126,888
Gross profit	78,500	31,504	45,186
Income from operations	29,731	7,934	11,850
Earnings before extraordinary item	11,616	1,636	3,773
Net earnings	6,102	1,636	3,538
EBITDA	33,248	10,722	14,007
EPS before extraordinary item	1.27	0.18	0.37
EPS on net earnings	0.67	0.18	0.35
EBITDA per share	3.64	1.19	1.39
Weighted average shares outstanding	9,132,000	8,997,000	10,091,000
Working capital	$ 13,890	$ 12,763	$ 19,084
Total assets	207,962	211,397	79,920
Total debt	87,962	96,199	8,539
Stockholders' equity	44,632	39,409	37,461

Fiscal 2002 was a pivotal year for The Middleby Corporation.

We doubled the size of the company in late December 2001 with the acquisition of GS Blodgett Corporation. We successfully integrated Blodgett into our existing business without losing any customers. And we achieved that integration in a way that enabled us to capture all of the initial benefits that the acquisition presented.

By any measure, fiscal 2002 was an outstanding year. Not only did we successfully integrate Blodgett, we accomplished this feat with increased profitability, strong cash flows which enabled us to reduce debt, and a refinancing package that relieved the company of much of its burdensome high interest debt and associated stock warrant rights.

As important, we positioned The Middleby Corporation for a future of continued growth and profitability and a leadership role in our industry.

Acquisition Integration

Our strategy was simple yet compelling. By adding the broad line of Blodgett's complementary products to Middleby's market–leading brands and global distribution network, we would be solidly positioned as the leading supplier of commercial cooking and warming equipment worldwide.

We started work on streamlining operations, reducing redundancies and eliminating non-value added functions immediately after the acquisition was completed. By the end of January 2002 we had significantly re-engineered the acquired Blodgett operations.

In the ensuing months we continued to re-evaluate our acquired operations and make changes as required, including the elimination of an unprofitable Blodgett product line. We also consolidated operations by eliminating two manufacturing facilities and absorbed those product lines into existing Middleby facilities. The result of our actions was a significant cost savings and an improvement in our operating margins as the year progressed.

In little more than nine months, we had achieved almost all of the cost savings and streamlining opportunities from the acquisition that we had initially identified during our due diligence process. We anticipate that the full impact of these actions will be reflected in our financial results going forward. The initial potential of the acquisition had been realized.

Market Leader

Our mission is clear. We will be the world's best single source in commercial cooking equipment - which is the value-added side of the industry.

Cross-selling the expanded line of Middleby products will be our focus going forward. The strength of the company and its long history in foodservice, puts Middleby on top in commercial cooking equipment and, most importantly, in a solid position to provide complete cooking equipment solutions to a broader range of customers. Merging lines of highly complementary products broadens our worldwide customer base.

Our core customers are the world's leading full-service and quick-service restaurant chains. By delivering equipment to six continents, we help these customers to expand worldwide with high quality equipment solutions that offer consistent and easy cooking of popular menu items such as pizza, french fries, pasta, donuts, bagels, sandwiches, seafood and chicken. Functioning as an integral part of our customers' value chains, we have aligned our growth strategy to their market needs.

Over the years, Middleby brands — Middleby Marshall, Southbend, Toastmaster, CTX, and now Blodgett, Pitco, MagiKitch'n and Blodgett Combi — have earned customer loyalty and industry-wide respect.

Our conveyor ovens, convection ovens, combination ovens, ranges, toasters, broilers and fryers are formidable competitors and leaders in every one of our markets. Middleby Marshall dominates the heavy-duty conveyor oven market; Blodgett Combi is the market leader for gas and electric combination convection/steam ovens; Toastmaster is the leading name in commercial toasters and warming equipment; Blodgett broad-spectrum convection ovens command its market; while Pitco is quickly improving its No. 2 position in fryers.

Post merger, these divisions continue to operate autonomously within their respective markets as we work to capitalize on the cross-selling opportunities from our expanded line of products.

2002 Performance

Despite a difficult economic environment and a flat foodservice equipment market, Middleby's net sales increased 2.9% over 2001's proforma combined net sales for Middleby and Blodgett. This increase in sales was accomplished even after our third quarter 2002 discontinuation of an unprofitable Blodgett product line with annual sales volume of approximately $1 million.

This sales growth momentum reflects our investment in new sales management personnel for our acquired product lines and a focus on what's important to our customers. We also have been able to identify and sell into new markets within our industry such as the rapidly growing "breakfast casual" and "fast casual" market concepts.

Our product development efforts were refocused in 2002 to answer our customers' demand for energy savings and labor savings equipment. These efforts have started to pay off with new equipment offerings from each of our brands and will continue to produce new products that will be introduced in 2003 and beyond.

We also introduced a new brand name in late 2002 with the launch of Blodgett Range. This is an exciting new line of premium, heavy duty cooking equipment that leverages the market strength of the Blodgett name.

Our organic sales growth combined with the sales growth from the acquisition pushed our total net sales to $229 million in 2002 from just over $101 million in 2001. This sales volume increase along with our aggressive cost cutting initiatives generated sizeable increases in gross profit, operating income, earnings before taxes and net earnings both in terms of dollar increases and also as a percent of sales.

Strong cash flows in 2002 allowed the company to aggressively pay down the acquisition related debt. Additionally, in late December 2002, Middleby entered into a $95 million senior bank facility. Proceeds from the refinancing were used to repay $25.5 million of 15.5% mezzanine financing and to repurchase for $2.7 million 358,346 stock warrant rights issued in conjunction with the mezzanine financing.

This debt refinancing will allow us to significantly reduce interest costs while providing more financial flexibility. In the coming year, we anticipate our cash flow from operations will continue to be strong, enabling us to continue to pay down the acquisition-related financing debt.

Looking ahead, we expect to report ongoing improvements in our performance resulting from the effective marketing and distribution of our expanded product offerings, on-going cost savings initiatives, and our focus on reducing the acquisition related debt.

We are excited about the future and our ability to keep Middleby a strong, profitable business due, in part, to three competitive advantages:

- Middleby is the only major food service equipment manufacturer to focus solely on the hot side of the business
- Middleby is positioned to take advantage of the rapidly growing "breakfast casual" and "fast casual" markets
- Middleby's international sales and service system is uniquely positioned to support the major restaurant chains as they expand overseas.

We believe that we will continue to provide value to our shareholders, customers, employees, and to all who support us and share our goals.

WILLIAM F. WHITMAN, JR.
CHAIRMAN

SELIM A. BASSOUL
PRESIDENT AND CHIEF
EXECUTIVE OFFICER

PRODUCT LINE	Middleby Marshall Conveyor Ovens	Blodgett Convection Ovens	MagiKitch'n Charbroilers, grills and outdoor cooking equipment	CTX Infra-red conveyor ovens
MARKETS SERVED	High volume pizza chains, seafood chains, sandwich chains and casual dining	Casual dining, institutions, fast casual and fast food chains	Fast casual, casual dining and outdoor catering operations	Pizza chains and sandwich chains
HIGHLIGHTS	Number one in conveyor ovens featuring impingement-plus technology that improves the cooking process and our energy management system (EMS™) that boosts cooking efficiency while reducing energy consumption.	Number one in convection ovens featuring solid construction and craftsmanship. New features include "no turn bake" technology and an anti-microbial handle.	Number one in broilers for grilling of steaks, sausages, ribs, chicken, burgers and brats. Features new griddle and charbroiler combination for labor efficiency and a new line-up of outdoor catering equipment.	Number one in infra-red conveyor cooking technology featuring a line of self-cleaning conveyor ovens that electronically monitors and adjusts conveyor speed and individual heating zone temperatures for preset menu selection.

Toastmaster	Pitco	Southbend	Blodgett Combi	Blodgett Range
Pop-up and conveyor toasters, hot food servers and sandwich grills	Fryers, pasta cookers and rethermalizers	Ranges, ovens, broilers, steamers and grills	Combi ovens (combination steam and convection ovens)	Premium, heavy-duty cooking equipment
Breakfast casual, fast casual, institutions and casual dining	Fast food chains and casual dining	Institutions and casual dining	Institutions, casual dining and hotels	Casual dining, institutions and hotels
The leading brand name in toasters featuring a broad line of toasting equipment including batch toasters and conveyor toasters with wide openings to accommodate all kinds of breads, bagels, muffins and open-faced sandwiches.	A leader in fryers featuring new innovations such as the Solstice platform of high efficiency fryers that are more energy efficient than previous generation fryers and incorporate an advanced oil filtering system.	A leader in ranges featuring the 40,000 BTU PyroMax no-clog burner, an infra-red broiler that prepares food in half the time and with one third less energy than other broilers, and our famous "no quibble" warranty.	A leader in combi ovens that steam, poach, roast, broil, bake and rethermalize in one compact unit. New features include a boilerless combi unit that simplifies cleaning and maintenance.	This new product line was introduced late in 2002 and features ergonomic, labor saving innovations such as a refrigerated serving base for cold storage of meats and fish directly under the cooking work surface.

financial section

TABLE OF CONTENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Sales Summary

Fiscal Year Ended[1]	2002		2001		2000	
(dollars in thousands)	Sales	Percent	Sales	Percent	Sales	Percent
BUSINESS DIVISIONS:						
Cooking Systems Group:						
Core cooking equipment	$ 154,840	67.6%	$ 37,048	36.5%	$ 44,233	34.9%
Conveyor oven equipment	47,470	20.7	40,797	40.2	51,941	40.9
Counterline cooking equipment	11,000	4.8	11,071	10.9	12,420	9.8
International specialty equipment	4,826	2.1	4,795	4.7	4,756	3.7
Cooking Systems Group	218,136	95.2	93,711	92.3	113,350	89.3
International Distribution Division[2]	35,673	15.6	21,357	21.0	34,446	27.1
Intercompany sales[3]	(24,701)	(10.8)	(13,516)	(13.3)	(20,908)	(16.4)
Total	$ 229,108	100.0%	$ 101,552	100.0%	$ 126,888	100.0%

(1) The company's fiscal year ends on the Saturday nearest to December 31.

(2) Consists of sales of products manufactured by Middleby and products manufactured by third parties.

(3) Represents the elimination of sales to the company's International Distribution Division from the Cooking Systems Group.

Results of Operations

The following table sets forth certain items in the consolidated statements of earnings as a percentage of net sales for the periods presented:

Fiscal Year Ended[1]	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	65.7	69.0	64.4
Gross profit	34.3	31.0	35.6
Selling, general and administrative expenses	21.3	23.2	26.3
Income from operations	13.0	7.8	9.3
Interest expense and deferred financing amortization, net	4.9	0.7	0.9
Gain on acquisition financing derivatives	(0.1)	—	—
Other expense, net	0.4	0.8	1.2
Earnings before income taxes	7.8	6.3	7.2
Provision for income taxes	2.7	4.7	4.2
Earnings before extraordinary loss	5.1	1.6	3.0
Extraordinary loss, net of tax	(2.4)	—	—
Net earnings	2.7%	1.6%	3.0%

(1) The company's fiscal year ends on the Saturday nearest to December 31.

Acquisition

On December 21, 2001, the company completed its acquisition of Blodgett Holdings, Inc. ("Blodgett") from Maytag Corporation.

The company has accounted for this business combination using the purchase method to record a new cost basis for the assets acquired and liabilities assumed. The difference between the purchase price and the fair value of the assets acquired and liabilities assumed was recorded as goodwill. Under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", goodwill and certain other intangible assets with indefinite lives acquired in conjunction with the Blodgett acquisition will be subject to the nonamortization provisions of this statement from the date of acquisition.

The consolidated financial statements for fiscal 2001 include the operating results and the financial position of Blodgett for the period subsequent to its acquisition on December 21, 2001. The results of operations prior to and including December 21, 2001 are not reflected in the consolidated statements of earnings.

Fiscal Year Ended December 28, 2002 as Compared to December 29, 2001

NET SALES. Net sales in fiscal 2002 increased from $101.6 million in fiscal 2001 to $229.1 million in fiscal 2002. The increase in net sales resulted from the incremental business associated with the acquired Blodgett operations. On a proforma basis, net sales for combined Middleby and Blodgett increased by $6.5 million or 2.9% as compared to $222.6 million in 2001.

Net sales at the Cooking Systems Group amounted to $218.1 million in 2002 as compared to $93.7 million in the prior year. Core cooking equipment sales increased to $154.8 million as compared to $37.0 million, primarily due to the addition of the acquired Blodgett product lines which accounted for $117.2 million of the net change. Excluding the acquired product lines, core product sales increased by $0.6 million due to market share gains. Conveyor oven equipment sales amounted to $47.5 million as compared to $40.8 million in the prior year, including an increase of $6.9 million associated with the acquired product lines. Counterline cooking equipment net sales remained stable at $11.0 million in fiscal 2002 as compared to $11.1 million in the prior year. International specialty equipment sales of $4.8 million were constant with the prior year.

Net sales at the International Distribution Division increased to $35.7 million in 2002 compared to $21.4 million in 2001, due in part to the addition of Frialator International – a distribution operation in the United Kingdom, which was acquired as part of the Blodgett purchase. Net sales of Frialator International in fiscal 2002 amounted to $8.9 million. Excluding the impact of Frialator International, the sales of this division increased by $5.4 million, primarily due to the revenues associated with the acquired product lines which began to be distributed through this division late in the first quarter of 2002.

GROSS PROFIT. Gross profit increased to $78.5 million in fiscal 2002 from $31.5 million in the prior year as a result of the increased sales volumes resulting from the acquisition. As a percentage of net sales, the gross margin rate increased to 34.3% in fiscal 2002 as compared to 31.0% in the prior year. The increase in the overall gross margin rate is largely attributable to an improved cost structure and greater leverage resulting from the increased volume associated with the acquisition. As part of the cost structure improvements, the company consolidated manufacturing for several Blodgett product lines into existing manufacturing operations, enabling the company to exit two production facilities during the second quarter of 2002. The prior year gross profit was also impacted by a $0.9 million write-down of inventory recorded in the fourth quarter associated with the acquired Blodgett inventories.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $48.8 million in 2002 from $23.6 million in 2001.

Selling and distribution expenses increased to $28.2 million in 2002 from $13.2 million in 2001. The increased expense reflects the incremental cost associated with the acquired Blodgett operations. As a percentage of net sales selling and distribution expenses were 12.3% in fiscal 2002 as compared to 13.0% in fiscal 2001, reflecting the greater leverage of sales and marketing costs over a larger combined sales base.

General and administrative expenses increased to $20.6 million in 2002 from $10.4 million in 2001, also reflecting the impact of the additional costs associated with the acquisition. As a percentage of net sales general and administrative expenses, were 9.0% in 2002 as compared to 10.2% in 2001. The reduction in general and administrative expense percentage reflects greater leverage of costs over the increased sales base. Additionally, goodwill amortization decreased by $0.8 million, or 0.8% of net sales due to the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets", which requires goodwill and intangible assets with indefinite lives no longer be amortized, but evaluated for impairment based upon financial tests related to the current value for the related assets.

INCOME FROM OPERATIONS. Income from operations increased $21.8 million to $29.7 million in fiscal 2002 from $7.9 million in fiscal 2001. The increase in operating income reflects the higher net sales and gross profit levels offset in part by increased selling and general and administrative expenses.

NON-OPERATING EXPENSES. Non-operating expenses increased to $11.8 million in fiscal 2002 from $1.5 million in fiscal 2001. Net interest expense increased by $10.4 million to $11.2 million as a result of increased interest expense associated with the debt incurred to finance the Blodgett acquisition. The gain on acquisition related financing derivatives amounted to $0.3 million in 2002, relating to a $0.6 million gain on stock warrant rights that were retired in December 2002 in conjunction with the company's debt refinancing, offset in part by $0.3 million in unrealized losses on an interest rate swap agreement. Other expenses, which are primarily comprised of foreign exchange losses, increased by $0.1 million to $0.9 million during the year.

INCOME TAXES. The company recorded a net tax provision of $6.3 million in fiscal 2002 at an effective rate of 35.2%. The effective tax rate reflects a $1.7 million one-time tax benefit related to the write-off of an investment in the company's foreign subsidiary in Japan. In 2001, the company recorded a net tax provision of $4.8 million at an effective rate of 74.4%, which reflected the impact of foreign losses with no recorded tax benefit and a provision associated with state tax assessments.

EXTRAORDINARY LOSS. As a result of the early retirement of the company's senior bank facility and senior subordinated note, the company recorded an extraordinary charge in the fourth quarter of 2002 amounting to $5.5 million, net of tax. The extraordinary charge included the write-down of $5.3 million in deferred financing costs, $2.8 million of a debt discount associated with the subordinated senior note, and a $1.0 million prepayment penalty associated with the retired debt, net of a $3.6 million tax benefit.

Fiscal Year Ended December 29, 2001 as Compared to December 30, 2000

NET SALES. Net sales in fiscal 2001 decreased from $126.9 million in fiscal 2000 to $101.6 million in fiscal 2001.

Net sales of the Cooking Systems Group decreased from $113.4 million in fiscal 2000 to $93.7 million in fiscal 2001. Sales of conveyor oven equipment decreased by $11.1 million. The decrease in conveyor oven sales is attributable to lower sales to the major pizza chains as the rate of store openings for certain major customers slowed. Core cooking equipment sales decreased $7.2 million and counterline cooking equipment sales decreased $1.3 million as a result of the general slowdown in the economy and competitive pricing pressures. Sales of international specialty equipment remained consistent with the prior year.

Net sales of the company's International Distribution Division decreased from $34.4 million in 2000 to $21.4 million in 2001. The sales decrease was primarily due to slowed store openings of the major pizza chains in the international markets, the effect of weaker foreign currencies resulting in lower U.S. revenues, and the impact of the general slowdown in the global economies.

GROSS PROFIT. Gross profit decreased from $45.2 million in fiscal 2000 to $31.5 million in fiscal 2001. As a percentage of net sales, gross profit margin decreased from 35.6% in 2000 to 31.0% in 2001. The gross profit dollars decreased due to the lower sales volumes both at the Cooking Systems Group and the International Distribution Division. The gross margin was also impacted by inventory write-downs of $0.9 million for certain product offerings to be discontinued in connection with the Blodgett acquisition. The decrease in the gross profit margin percentage reflects lower production efficiencies resulting from the decline in production volume and the impact of the inventory write-down.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased from $33.3 million in 2000 to $23.6 million in 2001.

Selling and distribution expenses decreased by $2.7 million, from $15.9 million in 2000 to $13.2 million in 2001. Selling and distribution expenses at the International Distribution Division were lower due to reduced payroll related costs resulting from office closures in 2000 and 2001. Expenses were also lower at the Cooking Systems Group due to reduced payroll related costs and commissions expense.

General and administrative expenses decreased by $7.1 million, from $17.5 million in 2000 to $10.4 million in 2001. General and administrative expenses were lower at both the Cooking Systems Group and the International Distribution Division due to cost reduction measures, which included the closure of certain international sales administration offices and general headcount reductions to adjust staffing to lower sales volumes. Expenses associated with employee benefit and compensation programs, including incentive compensation and retirement benefits also decreased from the prior year. In 2000, general and administrative expenses included $1.5 million associated with the early retirement of the company's President and Chief Executive Officer and approximately $0.5 million of closure costs for several administrative offices and the exit of the related leases.

INCOME FROM OPERATIONS. Income from operations decreased $3.9 million to $7.9 million in fiscal 2001 from $11.9 million in fiscal 2000. The decrease in operating income reflects the lower net sales and gross profit levels offset in part by decreased selling and general and administrative expenses.

NON-OPERATING EXPENSES. Non-operating expenses decreased from $2.7 million in fiscal 2000 to $1.5 million in fiscal 2001. Net interest expense declined by $0.5 million to $0.7 million as a result of lower average debt balances and interest income on higher cash balances held during the year. Other expenses decreased by $0.7 million to $0.8 million during the year as a result of lower foreign exchange losses.

INCOME TAXES. The company recorded a net tax provision of $4.8 million in fiscal 2001 at an effective rate of 74.4%. The effective tax rate reflects foreign losses with no recorded tax benefit and provisions recorded for state tax assessments. In 2000 the company recorded a net tax provision of $5.4 million at an effective rate of 58.7%, which also reflects the impact of foreign losses with no recorded tax benefit.

Financial Condition and Liquidity

Total cash and cash equivalents increased by $2.4 million to $8.4 million at December 28, 2002 from $6.0 million at December 29, 2001. Net borrowings decreased from $96.2 million at December 29, 2001 to $88.0 million at December 28, 2002.

OPERATING ACTIVITIES. Net cash provided by operating activities was $19.5 million as compared to net cash provided of $13.9 million in the prior year. Adjustments required to reconcile net earnings to net operating cash included $8.1 million of non-cash debt extinguishment costs that were recorded as a component of the extraordinary loss in the fourth quarter of 2002. This charge consisted of a $5.3 million write-off of deferred financing costs and a $2.8 million write-off of a debt discount associated with the retired debt. Cash provided by operating activities also included $2.3 of borrowings on seller notes representing unpaid interest, which is added to the principal balance of the notes consistent with the purchase agreement. Changes in assets and liabilities included an increase in accounts receivable of $2.7 million due to the higher sales volume. Inventories decreased $1.7 million due to inventory reduction initiatives. Accounts payable increased by $2.0 million due to increased inventory purchases on higher volumes and management of vendor payments to enhance cash flows. Accrued expenses and other liabilities decreased by $3.2 million due to the payment of severance obligations associated with restructuring initiatives and payment of acquisition costs accrued in the prior year.

INVESTING ACTIVITIES. During 2002 net cash used for investing activities amounted to $1.1 million of property additions during the year for enhancements to existing manufacturing facilities. This included expenditures required to consolidate the production for several product lines that were moved from two manufacturing facilities closed during the second quarter.

FINANCING ACTIVITIES. Net cash used in financing activities amounted to $16.1 million in 2002. This included the repayment of $25.0 million of subordinated senior notes that was assessed interest at a rate of 15.5%. The repayment of these notes was funded by cash flows from operating activities and borrowings under an expanded senior bank facility.

On December 23, 2002, the company entered into a $95.0 million senior bank facility. This facility includes $65.0 million in term loans repayable in quarterly installments maturing in December 2007 and a $30.0 million revolving credit facility also maturing in December 2007. Also in December 2002, the company's subsidiary in Spain entered into a US dollar senior bank loan for $2.4 million maturing in December 2003. Borrowings under the senior bank facilities established in December 2002 were utilized to fully retire and replace the $68.0 million senior bank facility established in December 2001 and retire principal and interest due under the company's subordinated senior note with American Capital Strategies. Warrants associated with the subordinated senior note were also repurchased and retired for $2.7 million. As of December 28, 2002, the company had aggregate borrowings under its senior bank agreement of $65.0 million.

The $30.0 million revolving credit facility includes $15.0 million available for working capital needs and a conditional $15.0 million facility with restricted use for the repayment of notes to Maytag. The conditional $15.0 million revolving credit facility becomes available after June 28, 2003 if the company remains in compliance with representations, warranties and covenants of the bank agreement and meets certain required levels of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") and ratios of debt to EBITDA, as defined per the agreement. Availability under the aggregate $30.0 million revolving credit facility is limited to the amount of collateral as defined by the senior bank agreement, which amounted to $14.2 million as of December 28, 2002. In addition, after giving effect to payment of notes to Maytag, if such a payment were to occur, the revolving availability is required to be greater than the revolving borrowings by at least $7.5 million. There were no borrowings under the revolving credit facility at year-end.

As of December 28, 2002 the company had $20.6 million in notes due to Maytag. The notes due to Maytag mature in December 2006 and consist of $13.7 million in notes that bear an interest rate of 12.0% and $6.9 million in notes that bear an interest rate of 13.5% through December 31, 2004 and 12.0% thereafter.

The terms of the senior secured credit facility and subordinated note to Maytag limit the paying of dividends, capital expenditures and leases, and require, among other things, a minimum amount, as defined, of stockholders' equity, and certain ratios of indebtedness and fixed charge coverage. The credit agreement also provides that if a material adverse change in the company's business operations or conditions occurs, the lender could declare an event of default. Under terms of the agreement a material adverse effect is defined as (a) a material adverse change in, or a material adverse effect upon, the operations, business properties, condition (financial and otherwise) or prospects of the company and its subsidiaries taken as a whole; (b) a material impairment of the ability of the company to perform under the loan agreements and to avoid any event of default; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against the company of any loan document. At December 28, 2002, the company was in compliance with all covenants pursuant to its borrowing agreements.

Management believes that the company will have sufficient financial resources available to meet its anticipated requirements for working capital, capital expenditures and debt obligations for the foreseeable future.

CONTRACTUAL OBLIGATIONS. The company's contractual cash payment obligations are set forth below (dollars in thousands):

	Long-term Debt	Operating Leases	Idle Facility Leases	Contractual Obligations
Less than 1 year	$ 14,400	$ 680	$ 1,274	$ 16,354
1-3 years	26,300	982	2,713	29,995
4-5 years	47,262	519	2,218	49,999
After 5 years	—	415	7,951	8,366
	$ 87,962	$ 2,596	$ 14,156	$ 104,714

Idle facility leases consist of obligations for three manufacturing locations that were exited in conjunction with the company's manufacturing consolidation efforts. The lease obligations continue through December 2014. The obligations presented above do not reflect any anticipated sublease income from the idle facilities.

Interest Rate Risk

The company is exposed to market risk related to changes in interest rates. The following table summarizes the maturity of the company's debt obligations:

(dollars in thousands)	Fixed Rate Debt	Variable Rate Debt
2003	—	14,400
2004	—	13,000
2005	—	13,300
2006	20,562	13,300
2007	—	13,400
	$ 20,562	$ 67,400

On December 23, 2002, the company entered into a $95.0 million senior bank facility. This facility includes $65.0 million in term loans repayable in quarterly installments maturing in December 2007 and a $30.0 million revolving credit facility also maturing in December 2007. Also in December 2002, the company's subsidiary in Spain entered into a US dollar senior bank loan for $2.4 million maturing in December 2003. Borrowings under the senior bank facilities established in December 2002 were utilized to fully retire and replace the $68.0 million senior bank facility established in December 2001 and retire $25.0 million of principal and interest due under the company's subordinated senior note with American Capital Strategies.

As of December 28, 2002, the company had aggregate borrowings under its senior bank agreement of $65.0 million. Year-end borrowings included a $60.0 million term loan assessed interest at floating rates of 3.25% above LIBOR and a $5.0 million term loan assessed interest at a rate of 3.75% above LIBOR. At December 28, 2002, the interest rate on the $60.0 million and $5.0 million term loans were 4.67% and 5.17%, respectively. The interest rate on the $60.0 million term loan may be adjusted quarterly based on the company's defined indebtedness ratio on a rolling four-quarter basis. The senior bank agreement also includes a $15.0 million revolving credit facility for working capital needs and a conditional $15.0 million with restricted use for the repayment of notes to Maytag. Borrowings under the revolving credit facility are assessed interest at a rate of 3.25% above LIBOR, which was 4.67% at December 28, 2002. A variable commitment fee, based upon the indebtedness ratio, of 0.5% is charged on the unused portion of the line of credit.

The senior bank facility entered into in December 2002 requires the company to have in effect one or more interest rate protection agreements effectively fixing the interest rates on not less than $20.0 million in principal amount for a period of not less than two years and $10.0 million in principal amount for a period of not less than three years. In January 2002, the company had established an interest rate swap agreement with a notional amount of $20.0 million. This agreement swaps one-month LIBOR for a fixed rate of 4.03% and is in effect through December 31, 2004. In February 2003, the company entered into another swap agreement with a notional amount of $10.0 million that swaps one-month LIBOR for a fixed rate of 2.36% and is in effect through December 30, 2005.

As of December 28, 2002 the company's subsidiary in Spain had $2.4 million in US dollar borrowings under a senior bank loan. This loan is amortized in equal monthly payments maturing in December 2003 and is assessed interest at a rate of .45% above LIBOR, which amounted to 1.87% at December 28, 2002.

As of December 28, 2002 the company had $20.6 million in notes due to Maytag. The notes due to Maytag mature in December 2006 and consist of $13.7 million in notes that bear an interest rate of 12.0% payable in cash and $6.9 million in notes that bear an interest rate of 13.5% through December 31, 2004 and 12.0% thereafter. Interest prior to December 31, 2004 on the $6.9 million in notes is paid by the issuance of additional subordinated notes in principal amounts equal to such interest payable. After December 31, 2004 interest on these notes is payable in cash, unless such payment would result in the violation of the provisions within the Senior Bank Agreement. Interest on the Maytag notes is assessed semi-annually. The company has the ability to prepay the notes to Maytag without penalty.

Foreign Exchange Derivative Financial Instruments

The company uses derivative financial instruments, principally foreign currency forward purchase and sale contracts with terms of less than one year, to hedge its exposure to changes in foreign currency exchange rates. The company's primary hedging activities are to mitigate its exposure to changes in exchange rates on intercompany and third party trade receivables and payables. The company does not currently enter into derivative financial instruments for speculative purposes. In managing its foreign currency exposures, the company identifies and aggregates naturally occurring offsetting positions and then hedges residual balance sheet exposures. The following table summarizes the forward and option purchase contracts outstanding at December 28, 2002, the fair value of which was less than $0.1 million at the end of the year:

Sell	Purchase	Maturity
366,900,000 South Korean Won	$300,000 U.S. Dollars	January 10, 2003
735,300,000 South Korean Won	$600,000 U.S. Dollars	February 10, 2003
17,500,000 Taiwan Dollar	$500,000 U.S. Dollars	February 10, 2003
1,000,000 Euro Dollar	$1,028,500 U.S. Dollars	January 27, 2003
5,170,000 Mexico Pesos	$506,000 U.S. Dollars	January 2, 2003
6,161,400 Mexico Pesos	$600,000 U.S. Dollars	February 6, 2003
1,000,000 British Pounds	$1,540,000 U.S. Dollars	January 3, 2003
673,000 British Pounds	$1,050,000 U.S. Dollars	January 21, 2003
580,000 British Pounds	$916,000 U.S. Dollars	February 18, 2003

The company accounts for its derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was adopted in the first quarter of 2001. In accordance with SFAS No.133, as amended, these instruments are recognized on the balance sheet as either an asset or a liability measured at fair value. Changes in the market value and the related foreign exchange gains and losses are recorded in the statement of earnings.

Certain Risk Factors That May Affect Future Results

FUTURE TRANSACTIONS. The company periodically reviews potential transactions related to products or product rights and businesses complementary to its business. Such transactions could include mergers, acquisitions, or licensing agreements. In the future, the company may choose to enter into such transactions at any time. The impact of transactions on the market price of a company's stock is often uncertain, but may cause substantial fluctuations to the market price. Consequently, you should be aware that any announcement of any such transaction could have a material adverse effect upon the market price of Middleby's common stock. Moreover, depending upon the nature of any transaction, the company may experience a charge to earnings, which could be material, and could possibly have an adverse impact upon the market price of Middleby common stock.

FINANCING RELATED EXPOSURE. The company has significant debt, which it incurred in conjunction with the Blodgett acquisition. A portion of this debt is subject to fluctuation in interest rates, which could have a negative impact on the company's interest costs. Additionally, terms of the senior bank agreement limit the paying of dividends, capital expenditures and leases, and require, among other things, a minimum amount, as defined, of stockholders' equity, certain ratios of indebtedness and fixed charge coverage. Noncompliance by the company to satisfy any one of these requirements could result in a significant increase in the company's financing costs and have a material adverse impact to the company's financial results and condition. The financing agreements also provide that if a material adverse change in the company's business operations or conditions occurs, the lender could declare an event of default. Under terms of the agreement a material adverse effect is defined as (a) a material adverse change in, or a material adverse effect upon, the operations, business properties, condition (financial and otherwise) or prospects of the company and its subsidiaries taken as a whole; (b) a material impairment of the ability of the company to perform under the loan agreements and to avoid any event of default; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against the company of any loan document.

QUARTERLY VARIATIONS IN OPERATING RESULTS. Results of the company's operations have fluctuated from quarter to quarter in the past, and may fluctuate significantly in the future. Such fluctuations may result from a variety of factors, including the timing of orders from major customers, the timing of new product introductions, the loss of any of its significant customers or distributors, currency fluctuations, disruption in the supply of components for the company's products, changes in product mix or capacity utilization, personnel changes, production delays, seasonality, general economic conditions and other factors affecting sales and results of operations.

INTERNATIONAL EXPOSURE. The company has manufacturing operations located in Asia and distribution operations in Asia, Europe, and Latin America. The company's operations are subject to the impact of economic downturns, political instability, and foreign trade restrictions, which may adversely affect the financial results. The company anticipates that international sales will continue to account for a significant portion of consolidated net sales in the foreseeable future.

Some sales by the foreign operations are in local currency and an increase in the relative value of the U.S. dollar against such currencies would lead to the reduction in consolidated sales and earnings. Additionally, foreign currency exposures are not fully hedged and there can be no assurances that the company's future results of operations will not be adversely affected by currency fluctuations.

DEPENDENCE ON KEY CUSTOMERS. The company's growth is strongly influenced by the growth of its key customers, many of which are large restaurant chains. The number of new store openings by these chains can vary from quarter to quarter depending on internal growth plans, construction, seasonality and other factors. If these chains were to conclude that the market for their type of restaurant had become saturated, they could open fewer restaurants. In addition, during an economic downturn, key customers could both open fewer restaurants and defer purchases of new equipment for existing restaurants. Either of these conditions could have a material adverse effect on the company's future results of operations.

COMPETITION. The cooking and warming segment of the foodservice equipment industry is highly competitive and fragmented. Within a given product line, the industry remains fairly concentrated, with typically a small number of competitors accounting for the bulk of the industry-wide sales. Industry competition includes companies that manufacture a broad line of commercial foodservice equipment products and those that specialize in a particular product line. Some of the company's competitors have greater financial and marketing resources than the company. In addition, some competitors have different pricing structures and may be able to deliver their products at lower prices. Although the company believes that the performance and price characteristics of its products will provide competitive solutions for its customers' needs, there can be no assurance that its customers will choose the company's products over products offered by competitors. Further, the market for the company's products is characterized by changing technology and evolving industry standards. The company is aware of other companies that are developing, and in some cases have introduced, new equipment based on high-speed heating methods and technologies. Accordingly, the company's ability to compete successfully will depend, in large part, on its ability to enhance and improve its existing products.

PRODUCT LIABILITY MATTERS. The company is engaged in a business that could expose it to possible liability claims from others, including foodservice operators and their staff, as well as from consumers, for personal injury or property damage due to alleged design or manufacturing defects in the company's products. The company maintains an umbrella liability insurance policy to cover claims up to $15 million per occurrence. There can be no assurance, however, that the company's insurance will be sufficient to cover potential claims or that an adequate level of coverage will be available in the future at reasonable cost. A partially insured or a completely uninsured successful claim against the company could have a material adverse effect on the company.

RISKS RELATING TO INTELLECTUAL PROPERTY. The company holds numerous patents covering technology and applications related to various products, equipment and systems, and numerous trademarks and trade names registered with the U.S. Patent and Trademark Office and in various foreign countries, including the names Blodgett, Blodgett Combi, Blodgett Range, CTX, MagiKitch'n, Middleby Marshall, Pitco Frialator, Southbend, SteamMaster, and Toastmaster. There can be no assurance as to the breadth or degree of protection that existing or future patents or trademarks may afford the company.

DEPENDENCE ON KEY PERSONNEL. The company depends significantly on certain of its executive officers and certain other key personnel, many of whom could be difficult to replace. The incapacity, inability or unwillingness of certain of these people to perform their services may have a material adverse effect on the company. There can be no assurance that the company will be able to continue to attract, motivate and retain personnel with the skills and experience needed to successfully manage the company's business and operations.

Report of Independent Public Accountants

To the Stockholders and Board of Directors of The Middleby Corporation:

We have audited the accompanying consolidated balance sheets of The Middleby Corporation and Subsidiaries as of December 28, 2002 and December 29, 2001 and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the 2002 and 2001 financial statements based on our audits. The financial statements as of December 30, 2000 and for the year then ended, before the reclassifications discussed in Note 3 and inclusion of additional disclosures discussed in Note 4 to the financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report, dated March 21, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Middleby Corporation and Subsidiaries as of December 28, 2002, and December 29, 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the financial statements of The Middleby Corporation and Subsidiaries as of December 30, 2000 and for the year then ended, were audited by other auditors who have ceased operations. As described in Note 3, those financial statements have been revised to include additional disclosures relating to the components comprising cash, accounts payable, shareholder receivables, and paid-in-capital. We audited the reclassifications described in Note 3 that were applied to revise the 2000 financial statements. Our procedures included (1) comparing the previously reported cash, accounts payable, shareholder receivable and paid-in-capital balances to previously issued financial statements, (2) comparing the cash, accounts payable, shareholder receivable and paid-in-capital balances to the Company's underlying analysis obtained from management, and (3) testing the mathematical accuracy of the underlying analysis. In our opinion, such reclassifications are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2000 financial statements of the Company other than with respect to such reclassifications and, accordingly, we do not express and opinion or any form of assurance on the 2000 financial statements taken as a whole.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.

As discussed above, the financial statements of The Middleby Corporation and Subsidiaries as of December 30, 2000, and for the year then ended, were audited by other auditors who have ceased operations. As described in Note 4, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which was adopted by the Company as of December 30, 2001. Our audit procedures with respect to the disclosures in Note 4 with respect to 2000 included (1) comparing the previously reported net income to the previously issued financial statements and the adjustments to report net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets that are no longer being amortized to the Company's underlying analysis obtained from management, and (2) testing the mathematical accuracy of the reconciliation of adjusted net income and the related earnings-per-share amounts. In our opinion, the disclosures for 2000 in Note 4 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 financial statements taken as a whole.

Deloitte & Touche LLP

Chicago, Illinois
March 7, 2003

The following is a copy of the previously issued report of Arthur Andersen LLP, which has ceased operations and which report has not been reissued in connection with this annual report, on the consolidated balance sheets of The Middleby Corporation, and subsidiaries at December 29, 2001 and December 30, 2000 and the related consolidated statements of earnings, changes in stockholders equity and cash flows for each of the three years in the period ended December 29, 2001. Arthur Andersen LLP reported on such financial statements prior to the reclassifications discussed in Note 3.

To the Stockholders and Board of Directors of The Middleby Corporation:

We have audited the accompanying consolidated balance sheets of The Middleby Corporation (a Delaware corporation) and Subsidiaries as of December 29, 2001, and December 30, 2000, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Middleby Corporation and Subsidiaries as of December 29, 2001, and December 30, 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Chicago, Illinois
March 21, 2002

Consolidated Balance Sheets

December 28, 2002 and December 29, 2001

(in thousands, except share data)	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,378	$ 5,997
Accounts receivable, net	27,797	25,158
Inventories, net	27,206	29,115
Prepaid expenses and other	1,069	1,178
Current deferred taxes	13,341	11,291
Total current assets	77,791	72,739
Property, plant and equipment, net	27,500	30,598
Goodwill	74,761	74,005
Other intangibles	26,300	26,466
Other assets	1,610	7,589
Total assets	$ 207,962	$ 211,397
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 14,400	$ 10,047
Accounts payable	13,488	11,491
Accrued expenses	36,013	38,438
Total current liabilities	63,901	59,976
Long-term debt	73,562	86,152
Long-term deferred tax liability	7,878	8,698
Other non-current liabilities	17,989	17,162
Stockholders' equity:		
Preferred stock, $.01 par value; none issued	—	—
Common stock, $.01 par value; 11,028,396 and 11,024,396 shares issued in 2002 and 2001, respectively	110	110
Shareholder receivable	(200)	(290)
Paid-in capital	53,907	53,884
Treasury stock at cost; 2,002,474 and 2,052,474 shares in 2002 and 2001, respectively	(11,705)	(11,997)
Retained earnings (accumulated deficit)	5,073	(1,029)
Accumulated other comprehensive loss	(2,553)	(1,269)
Total stockholders' equity	44,632	39,409
Total liabilities and stockholders' equity	$ 207,962	$ 211,397

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Earnings

For the fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000
(in thousands, except per share data)

	2002	2001	2000
Net sales	$ 229,108	$ 101,552	$ 126,888
Cost of sales	150,608	70,048	81,702
Gross profit	78,500	31,504	45,186
Selling and distribution expenses	28,213	13,180	15,858
General and administrative expenses	20,556	10,390	17,478
Income from operations	29,731	7,934	11,850
Interest expense and deferred financing amortization, net	11,180	740	1,204
Gain on acquisition financing derivatives	(286)	—	—
Other expense, net	901	794	1,503
Earnings before income taxes	17,936	6,400	9,143
Provision for income taxes	6,320	4,764	5,370
Earnings before extraordinary item	11,616	1,636	3,773
Extraordinary loss, net of income tax benefit	(5,514)	—	(235)
Net earnings	$ 6,102	$ 1,636	$ 3,538
BASIC EARNINGS (LOSS) PER SHARE:			
Before extraordinary item	$ 1.29	$ 0.18	$ 0.38
Extraordinary loss	(0.61)	—	(0.03)
Net earnings per share	$ 0.68	$ 0.18	$ 0.35
Weighted average number of shares	8,990	8,981	9,971
DILUTED EARNINGS (LOSS) PER SHARE:			
Before extraordinary item	$ 1.27	$ 0.18	$ 0.37
Extraordinary loss	(0.60)	—	(0.02)
Net earnings per share	$ 0.67	$ 0.18	$ 0.35
Weighted average number of shares	9,132	8,997	10,091

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Changes in Stockholders' Equity

For the fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000 (in thousands)	Common Stock	Shareholder Receivable	Paid-in Capital	Treasury Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Stockholder's Equity
BALANCE, JANUARY 1, 2000	$ 110	$ (434)	$ 54,654	$ (3,309)	$ (5,297)	$ (2,556)	$ 43,168
Comprehensive income:							
Net earnings	—	—	—	—	3,538	—	3,538
Currency translation adjustments	—	—	—	—	—	549	549
Decrease in minimum pension liability, net of tax of $86	—	—	—	—	—	215	215
Net comprehensive income	—	—	—	—	3,538	764	4,302
Exercise of stock options	—	—	143	—	—	—	143
Loan forgiveness	—	144	—	—	—	—	144
Warrant retirement	—	—	(922)	—	—	—	(922)
Purchase of treasury stock	—	—	—	(8,468)	—	—	(8,468)
Dividend payment	—	—	—	—	(906)	—	(906)
BALANCE, DECEMBER 30, 2000	$ 110	$ (290)	$ 53,875	$(11,777)	$ (2,665)	$ (1,792)	$ 37,461
Comprehensive income:							
Net earnings	—	—	—	—	1,636	—	1,636
Currency translation adjustments	—	—	—	—	—	565	565
Increase in minimum pension liability, net of tax of $(17)	—	—	—	—	—	(42)	(42)
Net comprehensive income	—	—	—	—	1,636	523	2,159
Exercise of stock options	—	—	9	—	—	—	9
Issuance of treasury stock	—	—	—	93	—	—	93
Purchase of treasury stock	—	—	—	(313)	—	—	(313)
BALANCE, DECEMBER 29, 2001	$ 110	$ (290)	$ 53,884	$(11,997)	$ (1,029)	$ (1,269)	$ 39,409
Comprehensive income:							
Net earnings	—	—	—	—	6,102	—	6,102
Currency translation adjustments	—	—	—	—	—	(378)	(378)
Increase in minimum pension liability, net of tax of $(138)	—	—	—	—	—	(346)	(346)
Unrealized loss on interest rate swap	—	—	—	—	—	(560)	(560)
Net comprehensive income	—	—	—	—	6,102	(1,284)	4,818
Exercise of stock options	—	—	15	—	—	—	15
Shareholder loan	—	(300)	—	—	—	—	(300)
Loan forgiveness	—	390	—	—	—	—	390
Issuance of treasury stock	—	—	8	292	—	—	300
BALANCE, DECEMBER 28, 2002	$ 110	$ (200)	$ 53,907	$(11,705)	$ 5,073	$ (2,553)	$ 44,632

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

For the fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000 (in thousands)	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES -			
Net earnings	$ 6,102	$ 1,636	$ 3,538
Adjustments to reconcile net earnings to net cash provided by operating activities -			
Depreciation and amortization	6,280	3,582	3,661
Non-cash portion of tax provision	(1,904)	3,394	3,690
Unrealized loss on derivative financing instruments	326	—	—
Debt extinguishment	8,087	—	—
Unpaid interest on seller notes	2,340	—	—
Cash effects of changes in -			
Accounts receivable, net	(2,700)	7,101	6,040
Inventories, net	1,719	3,682	(1,488)
Prepaid expenses and other assets	516	564	208
Accounts payable	1,998	(2,633)	(40)
Accrued expenses and other liabilities	(3,232)	(3,380)	3,654
Net cash operating activities	19,532	13,946	19,263
CASH FLOWS FROM INVESTING ACTIVITIES -			
Additions to property and equipment	(1,087)	(469)	(656)
Acquisition of Blodgett	—	(74,998)	—
Net cash provided by (used in) investing activities	(1,087)	(75,467)	(656)
CASH FLOWS FROM FINANCING ACTIVITIES -			
Proceeds (repayments) under revolving credit facilities	(13,885)	5,641	4,906
Proceeds (repayments) under senior secured bank notes	(40,500)	40,500	—
Proceeds from senior bank refinancing	65,000	—	—
Proceeds (repayments) under subordinated senior note	(25,013)	25,013	—
Proceeds from foreign bank loan	2,400	—	—
Debt issuance costs	(1,346)	(6,841)	—
Repayments of intellectual property lease	—	—	(8,939)
Retirement of note obligation	—	—	(15,000)
Retirement of warrant associated with note obligation	(2,688)	—	(922)
Repurchase of treasury stock	—	(313)	(8,468)
Issuance of treasury stock	300	93	—
Payment of special dividend	—	—	(906)
Proceeds from stock issuances	15	9	143
Shareholder loan	(300)	—	—
Other financing activities, net	(47)	(288)	(253)
Net cash provided by (used in) financing activities	(16,064)	63,814	(29,439)
CHANGES IN CASH AND CASH EQUIVALENTS -			
Net increase (decrease) in cash and cash equivalents	2,381	2,293	(10,832)
Cash and cash equivalents at beginning of year	5,997	3,704	14,536
Cash and cash equivalents at end of year	$ 8,378	$ 5,997	$ 3,704

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

(1) Nature of Operations

The Middleby Corporation (the "company") is engaged in the design, manufacture and sale of commercial and institutional foodservice equipment. Its major lines of products consist of conveyor ovens, convection ovens, fryers, ranges, toasters, counter-top cooking and warming equipment, combi ovens, steamers, broilers, deck ovens, and semi-custom fabrication. The company manufactures and assembles this equipment at four factories in the United States and one factory in the Philippines.

The company's domestic sales are primarily through independent dealers and distributors and are marketed by the company's sales personnel and network of independent manufacturers' representatives. The company's international sales are through a combined network of independent and company-owned distributors. The company maintains regional sales offices in Asia, Europe and Latin America complemented by sales and distribution offices in Canada, China, India, Korea, Mexico, the Philippines, Spain, Taiwan and the United Kingdom. The company's end-user customers include: (i) fast food or quick-service restaurants, (ii) full-service restaurants, including casual-theme restaurants, (iii) retail outlets, such as convenience stores, supermarkets and department stores and (iv) public and private institutions, such as hotels, resorts, schools, hospitals, long-term care facilities, correctional facilities, stadiums, airports, corporate cafeterias, military facilities and government agencies. Included in these customers are several large multi-national restaurant chains, which account for a significant portion of the company's business, although no single customer accounts for more than 10% of net sales.

The company purchases raw materials and component parts, the majority of which are standard commodity type materials, from a number of suppliers. Although certain component parts are procured from a sole source, the company can purchase such parts from alternate vendors.

The company has numerous licenses and patents to manufacture, use and sell its products and equipment. Management believes the loss of any one of these licenses or patents would not have a material adverse effect on the financial and operating results of the company.

(2) Purchase Accounting

On December 21, 2001, the company completed its acquisition of Blodgett Holdings, Inc. ("Blodgett") from Maytag Corporation.

The company has accounted for this business combination using the purchase method to record a new cost basis for the assets acquired and liabilities assumed. The difference between the purchase price and the fair value of the assets acquired and liabilities assumed was recorded as goodwill. Under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill and certain other intangible assets in conjunction with the Blodgett acquisition will be subject to the nonamortization provisions of this statement from the date of acquisition.

The allocation of net cash paid for the Blodgett acquisition as of December 29, 2001 and December 28, 2002 is summarized as follows (in thousands):

	Dec. 29, 2001	Adjust-ments	Dec. 28, 2002
Current assets	$ 36,957	$ (197)	$ 36,760
Property, plant, and equipment	13,863	(218)	13,645
Goodwill	62,008	756	62,764
Other intangibles	26,300	—	26,300
Liabilities	(44,076)	(2,174)	(46,250)
Total purchase price	95,052	(1,833)	93,219
Less: Notes issued to seller	(20,054)	1,833	(18,221)
Net cash paid for Blodgett at closing	$ 74,998	$ —	$ 74,998

The goodwill and other intangible assets, which are comprised of trademarks, are subject to the non-amortization provisions of SFAS No. 142 and are allocable to the Cooking Systems Group for purposes of segment reporting (see Note 11 for further discussion). Neither of these assets is anticipated to be deductible for income taxes.

In connection with the acquisition of Blodgett, the company recorded liabilities totaling $10.9 million, including $3.9 million of severance costs associated with headcount reduction initiatives and $6.9 million associated with the closure of three manufacturing facilities. See Note 10 for further discussion.

In August 2002, the company reached final settlement with Maytag on post-closing adjustments pertaining to the acquisition of Blodgett. As a result, the final purchase price and the principal amount of notes due to Maytag were reduced by $1.8 million.

(3) Reclassification

The company has made certain reclassifications to the fiscal year 2000 financial statements. These reclassifications affect primarily cash, accounts payable and individual components of stockholders' equity. Negative cash balances without right of offset of $1.6 million were reclassified from cash to accounts payable and shareholder receivables of $0.3 million were reclassified from paid-in-capital to a separate shareholder receivable line within stockholders' equity for fiscal year 2000.

(4) Summary of Significant Accounting Policies

(A) BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, the company evaluates its estimates and judgments based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The consolidated financial statements include the operating results and the financial position of Blodgett for the period subsequent to its acquisition on December 21, 2001. The results of operations prior to and including December 21, 2001 are not reflected in the consolidated statements of earnings.

The company's fiscal year ends on the Saturday nearest December 31. Fiscal years 2002, 2001 and 2000 ended on December 28, 2002, December 29, 2001 and December 30, 2000, respectively, and each included 52 weeks.

(B) CASH AND CASH EQUIVALENTS

The company considers all short-term investments with original maturities of three months or less when acquired to be cash equivalents. The company's policy is to invest its excess cash in U.S. Government securities, interest-bearing deposits with major banks, municipal notes and bonds and commercial paper of companies with strong credit ratings that are subject to minimal credit and market risk.

(C) ACCOUNTS RECEIVABLE

Accounts receivable, as shown in the consolidated balance sheets, are net of allowances for doubtful accounts of $3,494,000 and $2,913,000 at December 28, 2002 and December 29, 2001, respectively.

(D) INVENTORIES

Inventories are composed of material, labor and overhead and are stated at the lower of cost or market. Costs for Blodgett inventory have been determined using the last-in, first-out ("LIFO") method. Had the inventories been valued using the first-in, first-out ("FIFO") method, the amount would not have differed materially from the amounts as determined using the LIFO method. Costs for all other inventory have been determined using the first-in, first-out ("FIFO") method. The company estimates reserves for inventory obsolescence and shrinkage based on its judgment of future realization. Inventories at December 28, 2002 and December 29, 2001 are as follows:

(dollars in thousands)	2002	2001
Raw materials and parts	$ 6,178	$ 7,201
Work in process	5,849	5,355
Finished goods	15,179	16,559
	27,206	$ 29,115

(E) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost as follows:

(dollars in thousands)	2002	2001
Land	$ 4,925	$ 4,925
Building and improvements	18,364	17,614
Furniture and fixtures	8,491	8,445
Machinery and equipment	21,508	21,799
	53,288	52,783
Less accumulated depreciation	(25,788)	(22,185)
	$ 27,500	$ 30,598

Property and equipment are depreciated or amortized on a straight-line basis over their useful lives based on management's estimates of the period over which the assets will utilized to benefit the operations of the company. The useful lives are estimated based on historical experience with similar assets, taking into account anticipated technological or other changes. The company periodically reviews these lives relative to physical factors, economic factors and industry trends. If there are changes in the planned use of property and equipment or if technological changes were to occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods.

Following is a summary of the estimated useful lives:

Description	Life
Building and improvements	20 to 40 years
Furniture and fixtures	5 to 7 years
Machinery and equipment	3 to 10 years

Depreciation expense is provided for using the straight-line method and amounted to $3,967,000, $2,688,000 and $2,755,000 in fiscal 2002, 2001 and 2000, respectively.

Expenditures which significantly extend useful lives are capitalized. Maintenance and repairs are charged to expense as incurred. Asset impairments are recorded whenever events or changes in circumstances indicate that the recorded value of an asset is less than the sum of its expected future undiscounted cash flows.

(F) GOODWILL AND OTHER INTANGIBLES

The excess purchase price over net assets acquired has historically been amortized using a straight-line method over periods of 3 to 40 years. SFAS No. 142 eliminates the requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a finite life, and addresses the impairment testing and recognition for goodwill and intangible assets. This pronouncement applies to goodwill and intangible assets arising from transactions completed before and after the date of adoption. Effective with the first quarter of 2002, the company ceased amortization of goodwill and indefinite-lived intangibles. Goodwill and other intangibles are reviewed for impairment annually or whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. For long-lived assets held for use, an impairment loss is recognized when the estimated undiscounted cash flows produced by an asset are less than the asset's carrying value. Estimates of future cash flows are judgments based on the company's experience and knowledge of operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. If the company's estimates or the underlying assumptions change in the future, the company may be required to record impairment charges.

(G) ACCRUED EXPENSES

Accrued expenses consist of the following at December 28, 2002 and December 29, 2001, respectively:

(dollars in thousands)	2002	2001
Accrued warranty	$ 10,447	$ 9,179
Accrued payroll and related expenses	8,544	6,586
Accrued customer rebates	6,043	3,933
Accrued severance and plant closures	2,188	6,497
Accrued commissions	1,535	1,321
Accrued acquisition costs	40	3,200
Other accrued expenses	7,216	7,722
	$ 36,013	$ 38,438

(H) LITIGATION MATTERS

From time to time, the company is subject to proceedings, lawsuits and other claims related to products, suppliers, employees, customers and competitors. The company maintains insurance to cover product liability, workers compensation, property and casualty, and general liability matters. The company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of accrual required, if any, for these contingencies is made after assessment of each matter and the related insurance coverage. The required accrual may change in the future due to new developments or changes in approach such as a change in settlement strategy in dealing with these matters. The company does not believe that any such matter will have a material adverse effect on its financial condition or results of operations.

(I) OTHER COMPREHENSIVE INCOME

The following table summarizes the components of accumulated other comprehensive loss as reported in the consolidated balance sheets:

(dollars in thousands)	2002	2001
Minimum pension liability	$ (1,460)	$ (1,115)
Unrealized loss on interest rate swap	(560)	—
Currency translation adjustments	(533)	(154)
	(2,553)	$ (1,269)

(J) FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of the company's cash and cash equivalents and receivables approximate fair value. The value of long-term debt, which is disclosed in Note 5, approximates fair value. The company's derivative instruments are based on market prices when available or are derived from financial valuation methodologies.

(K) FOREIGN CURRENCY

Foreign currency transactions are accounted for in accordance with SFAS No. 52 "Foreign Currency Translation." Assets and liabilities of the company's foreign operations are translated at exchange rates at the balance sheet date. These translation adjustments are not included in determining net income for the period but are disclosed and accumulated in a separate component of stockholders' equity. Exchange gains and losses on foreign currency transactions are included in determining net income for the period in which they occur. These exchanges losses amounted to $0.5 million and $0.8 million in fiscal 2002 and 2001 respectively.

(L) REVENUE RECOGNITION

The company recognizes revenue on the sale of its products upon transfer of title, which occurs at the time of shipment, and collectability is reasonably assured. The sale prices of the products are fixed and determinable at the time of title transfer. Sales are reported net of sales returns, sales incentives and cash discounts based on prior experience and other quantitative and qualitative factors.

(M) WARRANTY COSTS

In the normal course of business the company issues product warranties for specific product lines and provides for the estimated future warranty cost in the period in which the sale is recorded. The estimate of warranty cost is based on contract terms and historical warranty loss experience that is periodically adjusted for recent actual experience. Because warranty estimates are forecasts that are based on the best available information, claims costs may differ from amounts provided. Adjustments to initial obligations for warranties are made as changes in the obligations become reasonably estimable.

A rollforward of the warranty reserve is as follows:

(dollars in thousands)	2002	2001
Beginning balance	$ 9,179	$ 1,449
Acquisition impact	—	7,847
Warranty expense	9,357	3,523
Warranty claims	(8,089)	(3,640)
Ending balance	$ 10,447	$ 9,179

(N) RESEARCH AND DEVELOPMENT COSTS

Research and development costs, included in cost of sales in the consolidated statements of earnings, are charged to expense when incurred. These costs were $2,624,000, $1,219,000 and $1,346,000 in fiscal 2002, 2001 and 2000, respectively.

(O) STOCK BASED COMPENSATION

At December 28, 2002, the company had various stock based employee compensation plans which are described more fully in Note 6.

As permitted under SFAS No. 123: "Accounting for Stock-Based Compensation", the company has elected to follow APB Opinion No. 25: "Accounting for Stock Issued to Employees" in accounting for stock-based awards to employees and directors. Under APB No. 25, because the exercise price of the company's stock options is equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized in the company's financial statements for all periods presented.

Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123. This information is required to be determined as if the company had accounted for its employee and director stock options granted subsequent to December 31, 1994 under the fair value method of that statement. The weighted average estimated fair value of stock options granted in fiscal 2002 was $4.30 per share. The fair value of options has been estimated at the date of grant using a Black-Scholes option pricing model with the following general assumptions: risk-free interest rate of 4.8 to 5.8 percent (4.8 percent in 2002), no expected dividend yield, expected lives of 3.5 to 9.0 years (7.0 years in 2002) and expected volatility of 20 to 75 percent (75 percent in 2002).

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The company's pro forma net earnings and per share data utilizing a fair value based method is as follows:

	2002	2001	2000
Net income – as reported	$ 6,102	$ 1,636	$ 3,538
Less: Stock-based employee compensation expense, net of taxes	226	111	114
Net income – pro forma	$ 5,876	$ 1,525	$ 3,424
Earnings per share – as reported			
Basic	$ 0.68	$ 0.18	$ 0.35
Diluted	$ 0.67	$ 0.18	$ 0.35
Earnings per share – pro forma			
Basic	$ 0.65	$ 0.17	$ 0.34
Diluted	$ 0.64	$ 0.17	$ 0.34

(P) EARNINGS PER SHARE

In accordance with SFAS No. 128 "Earnings Per Share", "basic earnings per share" is calculated based upon the weighted average number of common shares actually outstanding, and "diluted earnings per share" is calculated based upon the weighted average number of common shares outstanding, warrants and other dilutive securities.

The company's potentially dilutive securities consist of shares issuable on exercise of outstanding options computed using the treasury method and amounted to 142,000, 16,000 and 120,000 for fiscal 2002, 2001 and 2000, respectively. Stock options amounting to 5,000 at a price of $9.63, 322,000 at prices from $6.00 to $9.63 and 298,000 at prices from $7.06 to $9.63 for fiscal 2002, 2001 and 2000, respectively, were excluded from the common share equivalents, as they were anti-dulutive.

(Q) CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash paid for interest was $6,248,000, $402,000 and $2,307,000 in fiscal 2002, 2001 and 2000, respectively. Cash payments totaling $4,761,000, $1,369,000 and $1,162,000 were made for income taxes during fiscal 2002, 2001 and 2000, respectively.

(R) NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations". This statement addresses financial accounting and reporting for business combinations initiated after June 30, 2001, superceding Accounting Principles Board ("APB") Opinion No. 16 "Business Combinations" and SFAS No. 38 "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations in the scope of this statement are to be accounted for using the purchase method of accounting. The company has accounted for its acquisition of Blodgett Holdings, Inc. ("Blodgett") in accordance with SFAS No. 141.

In June 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets", superceding APB Opinion No. 17, "Intangible Assets". This statement addresses how intangible assets that are acquired individually or with a group of other assets (excluding assets acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. In accordance with this statement, goodwill and certain other intangible assets with indefinite lives will no longer be amortized, but evaluated for impairment based upon financial tests related to the current value for the related assets. As a result there may be more volatility in reported income than under the previous standards because impairment losses are likely to occur irregularly and in varying amounts. The company adopted this statement in the first quarter of 2002. Upon initial adoption of this statement, the company determined that no impairment of goodwill or other intangible assets had occurred. Goodwill of $74.8 million and other intangible assets (trademarks) of $26.3 have been accounted for consistently with the nonamortization provisions of this statement. As of December 28, 2002 the company does not have any intangible assets subject to amortization. The company recorded goodwill amortization, which reduced net income by $0.9 million from $2.5 million, or $0.28 per share in fiscal 2001 and $0.9 million from $4.4 million, or $0.44 per share in fiscal 2000.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and requires that such costs be recognized as a liability in the period in which incurred. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The company does not expect the adoption of this statement to have a material impact to the financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121 and requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired and broadens the presentation of discontinued operations to include more disposal transactions. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material impact on the company's financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements SFAS No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". SFAS No. 145 eliminates the current requirement that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement. Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent. The changes related to debt extinguishment will be effective for fiscal years beginning after May 15, 2002, and the changes related to lease accounting will be effective for transactions occurring after May 15, 2002. The company will apply this guidance beginning in fiscal 2003.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. This statement is effective for financial statements issued for fiscal years beginning after December 31, 2002. The company will apply this guidance prospectively.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure–an amendment of FASB Statement No. 123." This statement amends SFAS No. 123 to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The company will apply this guidance prospectively.

(5) Financing Arrangements

The following is a summary of long-term debt at December 28, 2002 and December 29, 2001:

(dollars in thousands)	2002	2001
Senior secured revolving credit line	$ —	$ 13,885
Senior secured bank term loans	65,000	40,500
Foreign bank loan	2,400	—
Subordinated senior note	—	21,713
Notes to Maytag	20,562	20,054
Other financing	—	47
Total debt	$ 87,962	$ 96,199
Less current maturities of long-term debt	14,400	10,047
Long-term debt	$ 73,562	$ 86,152

On December 23, 2002, the company entered into a $95.0 million senior bank facility. This facility includes $65.0 million in term loans repayable in quarterly installments maturing in December 2007 and a $30.0 million revolving credit facility also maturing in December 2007. Also in December 2002, the company's subsidiary in Spain entered into a US dollar senior bank loan for $2.4 million maturing in December 2003. Borrowings under the senior bank facilities established in December 2002 were utilized to fully retire and replace the $68.0 million senior bank facility established in December 2001 and retire principal and interest due under the company's subordinated senior note with American Capital Strategies.

As a result of the early retirement of debt the company recorded an extraordinary charge in the fourth quarter of 2002 amounting to $5.5 million, net of tax. The extraordinary charge included a write-down of $5.3 million in deferred financing costs, $2.8 million of a debt discount associated with the subordinated senior note, and a $1.0 million prepayment penalty associated with the retired debt, net of a $3.6 million tax benefit.

As of December 28, 2002, the company had aggregate borrowings under its senior bank agreement of $65.0 million. Year-end borrowings included a $60.0 million term loan assessed interest at floating rates of 3.25% above LIBOR and a $5.0 million term loan assessed interest at a rate of 3.75% above LIBOR. At December 28, 2002, the interest rate on the $60.0 million and $5.0 million term loans were 4.67% and 5.17%, respectively. The interest rate on the $60.0 million term loan may be adjusted quarterly based on the company's defined indebtedness ratio on a rolling four-quarter basis. The senior bank agreement also includes a $15.0 million revolving credit facility for working capital needs and a conditional $15.0 million revolving credit facility with restricted use for the repayment of notes to Maytag.

The conditional $15.0 million revolving credit facility becomes available after June 28, 2003 if the company remains in compliance with representations, warranties and covenants of the bank agreement and meets certain required levels of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") and ratios of debt to EBITDA, as defined per the agreement. Availability under the aggregate $30.0 million revolving credit facility is limited to the amount of collateral as defined by the senior bank agreement, which amounted to $14.2 million as of December 28, 2002. In addition, after giving effect to payment of notes to Maytag, if such a payment were to occur, the revolving availability is required to be greater than the revolving borrowings by at least $7.5 million. Borrowings under the revolving credit facility are assessed interest at a rate of 3.25% above LIBOR, which was 4.67% at December 28, 2002. A variable commitment fee, based upon the indebtedness ratio, of 0.5% is charged on the unused portion of the line of credit.

The senior bank facility entered into in December 2002 requires the company to have in effect one or more interest rate protection agreements effectively fixing the interest rates on not less than $20.0 million in principal amount for a period of not less than two years and $10.0 million in principal amount for a period of not less than three years. In January 2002, the company had established an interest rate swap agreement with a notional amount of $20.0 million. This agreement swaps one-month LIBOR for a fixed rate of 4.03% and is in effect through December 31, 2004. In February 2003, the company entered into another swap agreement with a notional amount of $10.0 million that swaps one-month LIBOR for a fixed rate of 2.36% and is in effect through December 30, 2005.

As of December 28, 2002 the company's subsidiary in Spain had $2.4 million in US dollar borrowings under a senior bank loan. This loan is amortized in equal monthly payments maturing on December 2003 and is assessed interest at a rate of 0.45% above LIBOR, which amounted to 1.87% at December 28, 2002.

As of December 28, 2002 the company had $20.6 million in notes due to Maytag. The notes due to Maytag mature in December 2006 and consist of $13.7 million in notes that bear an interest rate of 12.0% payable in cash and $6.9 million in notes that bear an interest rate of 13.5% through December 31, 2004 and 12.0% thereafter. Interest prior to December 31, 2004 on the $6.9 million in notes is paid by the issuance of additional subordinated notes in principal amounts equal to such interest payable. After December 31, 2004 interest on these notes is payable in cash, unless such payment would result in the violation of the provisions within the Senior Bank Agreement. Interest on the Maytag notes is assessed semi-annually. The notes become immediately due upon the occurrence of certain material events without the written permission of Maytag, including a change in control, a business acquisition, the acceleration of the senior bank debt, or the issuance of additional debt. The company has the ability to prepay the notes to Maytag without penalty.

The terms of the senior secured credit facility and subordinated note to Maytag limit the paying of dividends, capital expenditures and leases, and require, among other things, a minimum amount, as defined, of stockholders' equity, and certain ratios of indebtedness and fixed charge coverage. The credit agreement also provides that if a material adverse change in the company's business operations or conditions occurs, the lender could declare an event of default. Under terms of the agreement a material adverse effect is defined as (a) a material adverse change in, or a material adverse effect upon, the operations, business properties, condition (financial and otherwise) or prospects of the company and its subsidiaries taken as a whole; (b) a material impairment of the ability of the company to perform under the loan agreements and to avoid any event of default; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against the company of any loan document. At December 28, 2002, the company was in compliance with all covenants pursuant to its borrowing agreements.

As of December 29, 2001, the company had total borrowings under its senior bank agreement of $54.4 million. The senior bank agreement had provided for maximum available borrowings of $68.0 million including $27.5 million under a revolving credit facility and $40.5 million in term loans. Borrowings of $13.9 under the revolving credit facility and $37.5 million of term loans were assessed interest at floating rates of 3.25% above LIBOR. At December 29, 2001, the interest rate on these borrowings was 5.2%. An additional $3.0 million term loan was assessed interest at a rate of 4.5% above LIBOR. At December 29, 2001 the interest rate on this note was 6.4%. Amounts due under this facility were repaid on December 23, 2002 with the proceeds from the $95.0 million senior bank facility.

As of December 29, 2001, the company had borrowings under the subordinated senior note due American Capital Strategies of $21.7 million. These borrowings were assessed interest at a rate of 15.5%, of which 2.0% was payable in kind resulting in an increase to the principal balance of the notes. Interest was assessed on a monthly basis. Borrowings at December 29, 2001 are reflected net of a $3.3 million debt discount, representing the prescribed value of warrants issued in conjunction with the notes. See footnote 6 for further discussion of the warrants. Borrowings under the subordinated senior note were fully repaid on December 23, 2002 with the proceeds from the $95.0 million senior bank facility.

Other financing arrangements as of December 29, 2001, were comprised primarily of capital lease arrangements for production equipment, with repayment schedules in 2002. Ownership of the related equipment transferred to the company at the end of the lease period.

The aggregate amount of long-term debt payable during each of the next five years is as follows:

(dollars in thousands)	
2003	$ 14,400
2004	13,000
2005	13,300
2006	33,862
2007	13,400
	$ 87,962

The reported values of debt, which relate to agreements entered into in December 2002 and 2001, approximate fair value.

(6) Common and Preferred Stock

(A) SHARES AUTHORIZED AND ISSUED

At December 28, 2002 and December 29, 2001, the company had 20,000,000 shares of common stock and 2,000,000 shares of Non-voting Preferred Stock authorized. At December 28, 2002, there were 9,025,922 common stock shares issued and outstanding.

(B) TREASURY STOCK

In July 1998, the company's Board of Directors adopted a stock repurchase program and during 1998 authorized the purchase of up to 1,800,000 common shares in open market purchases. As of December 28, 2002, 936,865 shares had been purchased under the 1998 stock repurchase program.

In October 2000, the company's Board of Directors approved a self tender offer that authorized the purchase of up to 1,500,000 common shares from existing stockholders at a per share price of $7.00. On November 22, 2000 the company announced that 1,135,359 shares were accepted for payment pursuant to the tender offer for $7.9 million.

At December 28, 2002, the company had a total of 2,002,474 shares in treasury amounting to $11.7 million.

(C) WARRANTS

In December 2002, the company repurchased and retired 358,346 of outstanding stock warrant rights held by American Capital Strategies ("ACS"), which had been issued in connection with a senior subordinated note agreement entered into in December 2001. The stock warrant rights allowed ACS to purchase Middleby common stock at $4.67 per share at any time through their expiration on December 21, 2011. The stock warrant rights were purchased for $2.7 million in cash. Conditional stock warrant rights of 445,100 exercisable under circumstances defined per the note agreement expired with the retirement of the notes in December 2002. See Note 8 for further discussion.

(D) STOCK OPTIONS

The company maintains a 1998 Stock Incentive Plan (the "Plan"), as adopted effective as of February 19, 1998, which provides rights to key employees to purchase shares of common stock at specified exercise prices. The Plan supercedes the 1989 Stock Incentive Plan, as amended, and no further options will be granted under the 1989 Plan. A maximum amount of 850,000 shares can be issued under the Plan. Options may be exercised upon certain vesting requirements being met, but expire to the extent unexercised within a maximum of ten years from the date of grant.

In addition to the above Plan, certain directors of the company have options outstanding at December 28, 2002 for 60,000 shares exercisable at $7.50 per share that expire on February 14, 2006 and 21,000 shares exercisable at $6.00 per share that expire on May 11, 2005. The shares held by the directors are fully vested.

A summary of stock option activity is presented below:

Stock Option Activity	Employees	Directors	Option Price Per Share
Outstanding at Jan. 1, 2000	318,050	76,000	
Granted	18,000	24,000	$6.00 to $7.0625
Exercised	(32,875)	—	$1.25 to $5.625
Forfeited	(15,050)	—	$4.50 to $5.25
Outstanding at Dec. 30, 2000	288,125	100,000	
Granted	—	—	
Exercised	(2,500)	—	$4.50 to $5.25
Forfeited	(4,000)	(18,000)	$4.50 to $7.50
Outstanding at Dec. 29, 2001	281,625	82,000	
Granted	380,000	—	$5.90
Exercised	(3,000)	(1,000)	$1.875 to $4.50
Forfeited	(100,500)	—	$4.50 to $7.094
Outstanding at Dec. 28, 2002	558,125	81,000	
Weighted average price	$6.06	$7.11	
Exercisable at Dec. 28, 2002	210,094	81,000	
Weighted average price	$6.14	$7.11	

In fiscal 2002, the weighted average price of shares granted, exercised and forfeited under the employee stock plan was $5.90, $4.50 and $7.08, respectively. The weighted average price of shares exercised under the directors' stock plan was $1.875. In fiscal 2001, the weighted average price of shares exercised and forfeited under the employee stock plan was $4.875 and $4.50, respectively. The weighted average price of shares forfeited under the directors' stock plan was $7.25.

The following summarizes the options outstanding and exercisable for the employee stock plan by exercise price, at December 28, 2002:

Exercise Price	Options Outstanding	Weighted Average Remaining Life	Options Outstanding	Weighted Average Remaining Life
$4.50	45,125	1.44	40,094	1.40
$5.25	10,000	3.84	10,000	3.84
$5.90	380,000	9.16	76,000	9.16
$7.063	18,000	2.13	9,000	2.13
$7.094	100,000	5.14	70,000	5.14
$9.625	5,000	4.56	5,000	4.56
	558,125	7.45	210,094	5.68

(7) Income Taxes

Earnings before taxes and extraordinary losses is summarized as follows:

(dollars in thousands)	2002	2001	2000
Domestic	$ 15,120	$ 8,157	$ 10,555
Foreign	2,816	(1,757)	(1,412)
Total	$ 17,936	$ 6,400	$ 9,143

The provision (benefit) for income taxes before extraordinary charges is summarized as follows:

(dollars in thousands)	2002	2001	2000
Federal	$ 4,336	$ 3,235	$ 4,083
State and local	1,557	965	445
Foreign	427	564	842
Total	$ 6,320	$ 4,764	$ 5,370
Current	$ 5,530	$ 4,120	$ 4,744
Deferred	790	644	626
Total	$ 6,320	$ 4,764	$ 5,370

Reconciliation of the differences between income taxes computed at the federal statutory rate to the effective rate are as follows:

	2002	2001	2000
U.S. federal statutory tax rate	34.0%	34.0%	34.0%
Permanent book vs. tax differences	0.1	6.0	3.9
Foreign tax losses with no benefit and rate differentials	2.4	18.4	16.6
State taxes, net of federal benefit	8.0	16.0	4.2
Write-off of foreign investment	(9.3)	—	—
Consolidated effective tax rate before extraordinary items	35.2%	74.4%	58.7%

Additionally, the company recorded a $3.6 million tax benefit related to the extraordinary charge. The $9.1 million extraordinary charge is reflected net of this tax benefit in the consolidated statements of earnings. The $3.6 million tax benefit is recorded at a 39.5% effective rate, which reflects the 34.0% U.S. federal rate and a 5.5% state tax rate, net of federal benefits.

At December 28, 2002 and December 29, 2001, the company had recorded the following deferred tax assets and liabilities, which were comprised of the following:

(dollars in thousands)	2002	2001
Deferred tax assets:		
Warranty reserves	$ 4,131	$ 3,359
Accrued severance and plant closure	3,964	4,567
Tax credit carry-forwards	3,134	497
Inventory reserves	2,092	2,499
Accrued retirement benefits	1,636	595
Receivable related reserves	1,147	1,226
Alternative minimum tax credits	922	935
Product liability reserves	813	521
Foreign net operating loss carry-forwards	732	819
Other	1,582	2,932
Gross deferred tax assets	20,153	17,950
Valuation allowance	(732)	(819)
Deferred tax assets	$ 19,421	$ 17,131
Deferred tax liabilities:		
Intangible assets	$ (10,678)	$ (10,678)
Depreciation	(2,355)	(2,903)
LIFO reserves	(925)	(957)
Deferred tax liabilities	$ (13,958)	$ (14,538)

The valuation allowance at December 28, 2002 applies to foreign tax loss carry-forwards which will more likely than not expire unutilized.

(8) Financial Instruments

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. The statement requires an entity to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. Derivatives that do not qualify as a hedge must be adjusted to fair value in earnings. If the derivative does qualify as a hedge under SFAS No. 133, changes in the fair value will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments or recognized in other accumulated comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedge's change in fair value will be immediately recognized in earnings.

(A) FOREIGN EXCHANGE

The company has entered into derivative instruments, principally forward contracts to reduce exposures pertaining to fluctuations in foreign exchange rates. As of December 28, 2002, the company had forward contracts to purchase $7.0 million U.S. Dollars with various foreign currencies, all of which mature in the next fiscal quarter. The fair value of these forward contracts were less than $0.1 million at the end of the year.

(B) INTEREST RATE SWAP

On January 11, 2002, in accordance with the senior bank agreement, the company entered into an interest rate swap agreement with a notional amount of $20.0 million to fix the interest rate applicable to certain of its variable-rate debt. The agreement swaps one-month LIBOR for a fixed rate of 4.03% and is in effect through December 31, 2004. A loss of ($0.3) million was recorded in earnings for the six-month period ended June 29, 2002 as the interest rate swap was marked-to-market (not specifically designated as a hedge). At June 30, 2002 the company designated the swap as a cash flow hedge. Accordingly, changes in the fair value of the swap subsequent to June 30, 2002 are recognized in accumulated other comprehensive income and any hedge ineffectiveness is recorded in current-period earnings as a component of gains and losses on acquisition financing derivatives. The change in fair value of the swap subsequent to June 30, 2002 was ($0.6) million and was recorded as a component of other comprehensive income.

(C) STOCK WARRANT RIGHTS

In conjunction with the subordinated senior notes issued in connection with the financing for the Blodgett acquisition, the company issued 358,346 stock warrant rights and 445,100 conditional stock warrant rights to the subordinated senior noteholder. The warrant rights allowed the noteholder to purchase Middleby common stock at $4.67 per share through their expiration on December 21, 2011. The conditional stock warrant rights were exercisable in the circumstance that the noteholder fails to achieve certain prescribed rates of return as defined per the note agreement. After March 15, 2007 or upon a Change in Control as defined per the note agreement, the subordinated senior noteholder had the ability to require the company to repurchase these warrant rights at the fair market value. The obligation pertaining to the repurchase of the warrant rights was recorded in Other Non-Current Liabilities at fair market value utilizing a Black-Scholes valuation model, which was assessed at value of $3.3 million as of December 29, 2001. The 358,346 of stock warrant rights were repurchased for $2.7 million in cash in conjunction with the repayment of the subordinated senior note. Conditional stock warrant rights of 445,100 expired unexcercised with the retirement of the notes. The company recorded a gain of $0.6 million in conjunction with the repurchase and expiration of the warrant rights.

(9) Lease Commitments

The company leases warehouse space, office facilities and equipment under operating leases, which expire in fiscal 2003 and thereafter. The company also has lease obligations for three manufacturing facilities that were exited in conjunction with manufacturing consolidation efforts related to the acquisition of Blodgett. Future payment obligations under these leases are as follows:

(dollars in thousands)	Operating Leases	Idle Facility Leases	Total Lease Commitments
2003	$ 680	$ 1,274	$ 1,954
2004	564	1,412	1,976
2005	418	1,301	1,719
2006	370	1,106	1,476
2007 and thereafter	564	9,063	9,627
	$ 2,596	$ 14,156	$ 16,752

Rental expense pertaining to the operating leases was $1.1 million, $0.5 million, and $1.2 million in fiscal 2002, 2001, and 2000, respectively. Reserves of $9.5 million have been established for the idle facility leases, net of anticipated sublease income (see Note 10 for further discussion).

(10) Acquisition Integration Costs

On December 21, 2001 the company established reserves through purchase accounting associated with $3.9 million in severance related obligations and $6.9 million in facility exit costs related to the acquired Blodgett business operations.

Reserves for estimated severance obligations of $3.9 million were established in conjunction with reorganization initiatives established during 2001 and completed during the first half of 2002. During the first quarter of 2002, the company reduced headcount at the acquired Blodgett operations by 123 employees. This headcount reduction included most functional areas of the company and included a reorganization of the executive management structure. During the second quarter of 2002, the company further reduced headcount at the Blodgett operations by 30 employees in conjunction with the consolidation and exit of two manufacturing facilities. Production for the Blodgett combi-oven, conveyor oven, and deck oven lines were moved from two facilities located in Williston and Shelburne, Vermont into existing manufacturing facilities in Burlington, Vermont and Elgin, Illinois. The second quarter headcount reductions predominately related to the manufacturing function.

Reserves of $6.9 million were established for facility closure costs predominately related to lease obligations for three manufacturing facilities that were exited in 2001 and 2002. During the second quarter of 2001, prior to the acquisition, reserves were established for lease obligations associated with a manufacturing facility in Quakertown, Pennsylvania that was exited when production at this facility was relocated to an existing facility in Bow, New Hampshire. The lease associated with the exited facility extends through December 11, 2014. The facility is currently subleased for a portion of the lease term through July 2006. During the second quarter of 2002, the company exited leased facilities in Williston and Shelburne, Vermont in conjunction with the company's manufacturing consolidation initiatives. The Williston lease extends through June 30, 2005 and the Shelburne lease extends through December 11, 2014. Neither of these facilities has been subleased although the company is performing an active search for subtenants. During the third and fourth quarter of 2002, reserves associated with the remaining lease obligation were increased by $3.4 million through purchase accounting due to changes in assumptions related to the timing and amount of sublease income expected to be realized, resulting in an increase to goodwill. Future lease obligations under these three facilities amount to approximately $14.2 million. The remaining reserve balance is reflected net of anticipated sublease income.

The forecast of sublease income could differ from actual amounts, which are subject to the occupancy by a subtenant and a negotiated sublease rental rate. If the company's estimates or underlying assumptions change in the future, the company would be required to adjust the reserve amount accordingly.

A summary of the reserve balance activity is as follows:

(in thousands)	Balanced Dec. 29, 2001	Reserve Adjust-ments	Cash Payments	Balanced Dec. 28, 2002
Severence obligations	$ 3,947	$ (92)	$(3,584)	$ 271
Facility closure and lease obligations	6,928	3,377	(812)	9,493
Total	$10,375	$ 3,285	$(4,396)	$ 9,764

As of the end of the year, all actions pertaining to the company's integration initiatives have been completed. At this time, management believes the remaining reserve balance is adequate to cover the remaining costs identified at December 28, 2002.

(11) Segment Information

The company operates in two reportable operating segments defined by management reporting structure and operating activities.

The worldwide manufacturing divisions operate through the Cooking Systems Group. This business division has manufacturing facilities in Illinois, New Hampshire, North Carolina, Vermont and the Philippines. This division supports four major product groups, including conveyor oven equipment, core cooking equipment, counterline cooking equipment, and international specialty equipment. Principal product lines of the conveyor oven product group include Middleby Marshall ovens, Blodgett ovens and CTX ovens. Principal product lines of the core cooking equipment product group include the Southbend product line of ranges, steamers, convection ovens, broilers and steam cooking equipment, the Blodgett product line of convection and combi ovens, MagiKitch'n charbroilers and catering equipment and the Pitco Frialator product line of fryers. The counterline cooking and warming equipment product group includes toasters, hot food servers, foodwarmers and griddles distributed under the Toastmaster brand name. The international specialty equipment product group is primarily comprised of food preparation tables, undercounter refrigeration systems, ventilation systems and component parts for the U.S. manufacturing operations.

The International Distribution Division provides integrated design, export management, distribution and installation services through its operations in Canada, China, India, Korea, Mexico, the Philippines, Spain, Taiwan and the United Kingdom. The division sells the company's product lines and certain non-competing complementary product lines throughout the world. For a local country distributor or dealer, the company is able to provide a centralized source of foodservice equipment with complete export management and product support services.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The company evaluates individual segment performance based on operating income. Management believes that intersegment sales are made at established arms length transfer prices.

The following table summarizes the results of operations for the company's business segments[1]:

(dollars in thousands)	Cooking Systems Group	International Distribution	Corporate and Other[2]	Eliminations[3]	Total
2002					
Net sales	$ 218,136	$ 35,673	$ —	$ (24,701)	$ 229,108
Operating income	31,635	1,323	(1,925)	(1,302)	29,731
Depreciation expense	4,077	163	(273)	—	3,967
Net capital expenditures	647	265	175	—	1,087
Total assets	178,775	22,709	11,009	(4,531)	207,962
Long-lived assets[4]	126,729	459	2,983	—	130,171
2001					
Net sales	$ 93,711	$ 21,357	$ —	$ (13,516)	$ 101,552
Operating income	11,986	(655)	(3,347)	(50)	7,934
Depreciation expense	2,303	163	222	—	2,688
Net capital expenditures	223	76	170	—	469
Total assets	188,396	16,307	10,625	(3,931)	211,397
Long-lived assets[4]	131,593	443	6,622	—	138,658
2000					
Net sales	$ 113,350	$ 34,446	$ —	$ (20,908)	$ 126,888
Operating income	18,903	667	(7,653)	(67)	11,850
Depreciation expense	2,378	182	195	—	2,755
Net capital expenditures	570	107	(21)	—	656
Total assets	54,884	18,044	7,082	(90)	79,920
Long-lived assets[4]	19,280	665	13,903	—	33,848

(1) Non-operating expenses are not allocated to the operating segments. Non-operating expenses consist of interest expense and deferred financing amortization, gains and losses on acquisition financing derivatives, and other income and expenses items outside of income from operations.

(2) Includes corporate and other general company assets and operations.

(3) Includes elimination of intercompany sales, profit in inventory, and intercompany receivables. Intercompany sale transactions are predominantly from the Cooking Systems Group to the International Distribution Division.

(4) Long-lived assets of the Cooking Systems Group includes assets located in the Philippines which amounted to $2,611, $2,990 and $3,279 in 2002, 2001 and 2000, respectively.

Net sales by each major geographic region are as follows:

(dollars in thousands)	2002	2001	2000
United States and Canada	$ 184,683	$ 74,082	$ 93,303
Asia	15,286	12,132	12,056
Europe and Middle East	21,358	9,603	11,539
Latin America	7,781	5,735	9,990
Total international	44,425	27,470	33,585
	$ 229,108	$ 101,552	$ 126,888

(12) Related Party Transactions

On November 8, 1999 the company entered into a loan with its Chief Executive Officer, in the amount of $434,250. The loan was repayable with interest of 6.08% on February 28, 2003 and was established in conjunction with 100,000 shares of common stock purchased at the market price by the company on behalf of the officer. In accordance with a special incentive agreement with the officer, the loan and the related interest was to be forgiven by the company if certain targets of Earnings Before Taxes for fiscal years 2000, 2001 and 2002 were achieved. As of December 28, 2002, the entire loan had been forgiven as the financial targets established by the special incentive agreement had been achieved. One-third of the principal loan amount had been forgiven in fiscal 2000 and the remaining two-thirds was forgiven in fiscal 2002.

A second loan was entered into on March 1, 2001 in the amount of $300,000 and is repayable with interest of 6.0% on February 24, 2004. This loan was established in conjunction with the company's commitment to transfer 50,000 shares of common stock from treasury to the officer at $6.00 per share. The market price at the close of business on March 1, 2001 was $5.94 per share. In accordance with a special incentive agreement with the officer, the loan will be forgiven by the company if certain targets of Earnings Before Taxes for fiscal years 2001, 2002, and 2003 are achieved. As of December 28, 2002, one-third of the principal loan amount had been forgiven for the achievement of the defined targets in fiscal 2002. Amounts forgiven were recorded in general and administrative expense.

(13) Employee Benefit Plans

The company maintains a non-contributory defined benefit plan for its union employees at the Elgin, Illinois facility. Benefits are determined based upon retirement age and years of service with the company. This defined benefit plan was frozen on April 30, 2002 and no further benefits accrue to the participants beyond this date. Plan participants will receive or continue to receive payments for benefits earned on or prior to April 30, 2002 upon reaching retirement age. The plan is funded in accordance with provisions of the Employee Retirement Income Security Act of 1974. The employees participating in the defined benefit plan were enrolled in a newly established 401K savings plan on July 1, 2002. The company made contributions to this defined contribution plan in the amount of $82,500 in fiscal 2002.

The company also maintains a retirement benefit agreement with its Chairman. The retirement benefits are based upon a percentage of the Chairman's final base salary. Additionally, the company maintains a retirement plan for non-employee directors. The plan provides for an annual benefit upon retirement from the Board of Directors at age 70, equal to 100% of the director's last annual retainer, payable for a number of years equal to the director's years of service up to a maximum of 10 years.

The assets of the defined benefit plans consist principally of marketable securities and government and corporate debt securities. A summary of the plans' benefit obligations, funded status, and net balance sheet position is as follows:

(dollars in thousands)	2002 Union Plan	2002 Director Plans	2001 Union Plan	2001 Director Plans
Change in Benefit Obligation:				
Benefit obligation - beginning of year	$ 3,096	$ 3,321	$ 2,894	$ 5,572
Service cost	108	567	70	157
Interest on benefit obligations	233	244	252	266
Return on assets	(258)	—	(228)	—
Net amortization and deferral	105	89	119	76
Pension curtailment adjustment	97	—	—	—
Net pension expense	285	900	213	499
Net benefit payments	(181)	(16)	(164)	(1,920)
Actuarial (gain) loss	302	(76)	153	(830)
Benefit obligation - end of year	$ 3,502	$ 4,129	$ 3,096	$ 3,321
Change in Plan Assets:				
Plan assets at fair value - beginning of year	$ 2,870	$ 1,538	$ 2,546	$ 2,884
Company contributions	377	16	73	734
Investment gain	12	(240)	415	(49)
Benefit payments and plan expenses	(181)	(100)	(164)	(2,031)
Plan assets at fair value - end of year	$ 3,078	$ 1,214	$ 2,870	$ 1,538
Fund Status:				
Unfunded benefit obligation	$ (424)	$ (2,915)	$ (226)	$ (1,783)
Unrecognized net loss	1,200	260	779	336
Unrecognized prior year service cost	—	—	134	—
Unrecognized net transition asset	—	—	(3)	—
Net amount recognized	$ 776	$ (2,655)	$ 684	$ (1,447)
Amount recognized in balance sheet:				
Other assets	$ —	$ —	$ 131	$ —
Non-current liabilities	(424)	(2,915)	(226)	(1,783)
Accumulated other comprehensive income	1,200	260	779	336
Net amount recognized	$ 776	$ (2,655)	$ 684	$ (1,447)
Salary growth rate	n/a	3.50%	n/a	3.50%
Assumed discount rate	7.00%	7.00%	7.25%	7.00%
Expected return on assets	8.50%	8.50%	8.50%	8.50%

The company also maintains a defined contribution plan for all salaried and non-union employees in the United States. The discretionary profit sharing contributions approved relating to the plan years ending 2002, 2001, and 2000 for the profit sharing and 401K plan amounted to $600,000, $300,000 and $300,000, respectively.

(14) Quarterly Data (Unaudited)

(dollars in thousands, except per share data)	1st	2nd	3rd	4th	Total year
2002					
Net sales	$ 54,491	$ 62,478	$ 57,679	$ 54,460	$ 229,108
Gross profit	17,893	21,521	20,464	18,622	78,500
Income (loss) from operations	4,721	8,196	8,947	7,867	29,731
Net earnings (loss)	$ 1,040	$ 2,814	$ 4,337	$ (2,089)	$ 6,102
Basic earnings (loss) per share[1]	$ 0.12	$ 0.31	$ 0.48	$ (0.23)	$ 0.68
Diluted earnings (loss) per share[1]	$ 0.12	$ 0.31	$ 0.47	$ (0.23)	$ 0.67
2001					
Net sales	$ 24,747	$ 25,293	$ 25,714	$ 25,798	$ 101,552
Gross profit	8,171	8,234	8,487	6,612	31,504
Income (loss) from operations	1,837	2,248	2,435	1,414	7,934
Net earnings (loss)	$ 549	$ 676	$ 1,092	$ (681)	$ 1,636
Basic earnings (loss) per share[1]	$ 0.06	$ 0.08	$ 0.12	$ (0.08)	$ 0.18
Diluted earnings (loss) per share[1]	$ 0.06	$ 0.08	$ 0.12	$ (0.08)	$ 0.18
2000					
Net sales	$ 32,474	$ 32,375	$ 31,051	$ 30,988	$ 126,888
Gross profit	11,214	10,025	10,897	13,050	45,186
Income (loss) from operations	2,644	2,285	3,982	2,939	11,850
Net earnings (loss)	$ 490	$ 641	$ 1,108	$ 1,299	$ 3,538
Basic earnings (loss) per share[1]	$ 0.05	$ 0.06	$ 0.11	$ 0.14	$ 0.35
Diluted earnings (loss) per share[1]	$ 0.05	$ 0.06	$ 0.11	$ 0.14	$ 0.35

(1) Sum of quarters may not equal the total for the year due to changes in the number of shares outstanding during the year.

(15) Subsequent Event

The senior bank facility entered into in December 2002 requires the company to have in effect one or more interest rate protection agreements effectively fixing the interest rates on not less than $20.0 million in principal amount for a period of not less than two years and $10.0 million in principal amount for a period of not less than three years. In January 2002, the company had established an interest rate swap agreement with a notional amount of $20.0 million. This agreement swaps one-month LIBOR for a fixed rate of 4.03% and is in effect through December 31, 2004. In February 2003, the company entered into another swap agreement with a notional amount of $10.0 million that swaps one-month LIBOR for a fixed rate of 2.36% and is in effect through December 30, 2005.

Informational Note

This report contains forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The company cautions readers that these projections are based upon future results or events and are highly dependent upon a variety of important factors which could cause such results or events to differ materially from any forward-looking statements which may be deemed to have been made in this report, or which are otherwise made by or on behalf of the company. Such factors include, but are not limited to, volatility in earnings resulting from goodwill impairment losses which may occur irregularly and in varying amounts; variability in financing costs; quarterly variations in operating results; dependence on key customers; international exposure; foreign exchange and political risks affecting international sales; changing market conditions; the impact of competitive products and pricing; the timely development and market acceptance of the company's products; the availability and cost of raw materials; and other risks detailed herein and from time-to-time in the company's Securities and Exchange Commission filings.

The company's Common Stock trades on the Nasdaq National Market System under the symbol "MIDD". The following table sets forth, for the periods indicated, the high and low closing sale prices per share of Common Stock, as reported by the Nasdaq National Market System.

Closing Share Price	High	Low
Fiscal 2002		
First quarter	$ 6.520	$ 5.200
Second quarter	9.710	6.000
Third quarter	9.950	7.850
Fourth quarter	10.800	7.550
Fiscal 2001		
First quarter	$ 8.000	$ 5.750
Second quarter	7.450	5.880
Third quarter	6.150	4.990
Fourth quarter	5.580	4.100

Selected Financial Data

Fiscal Year Ended[1] (amounts in thousands, except per share data)	2002	2001	2000	1999	1998
INCOME STATEMENT DATA:					
Net sales	$ 229,108	$ 101,552	$ 126,888	$ 132,541	$ 132,320
Cost of sales	150,608	70,048	81,702	91,551	96,082
Gross profit	78,500	31,504	45,186	40,990	36,238
Selling and distribution expenses	28,213	13,180	15,858	18,694	20,817
General and administrative expenses	20,556	10,390	17,478	14,430	12,304
Non-recurring expenses	—	—	—	2,208	3,457
Income (loss) from operations	29,731	7,934	11,850	5,658	(340)
Interest expense and deferred financing amortization, net	11,180	740	1,204	2,724	2,916
Gain on acquisition financing derivatives	(286)	—	—	—	—
Other expense, net	901	794	1,503	763	939
Earnings (loss) before income taxes	17,936	6,400	9,143	2,171	(4,195)
Provision (benefit) for income taxes	6,320	4,764	5,370	3,165	(211)
Earnings (loss) before extraordinary item	11,616	1,636	3,773	(994)	(3,984)
Extraordinary loss, net of income tax benefit	(5,514)	—	(235)	—	—
Net earnings (loss)	$ 6,102	$ 1,636	$ 3,538	$ (994)	$ (3,984)
BASIC EARNINGS (LOSS) PER SHARE:					
Before extraordinary item	$ 1.29	$ 0.18	$ 0.38	$ (0.10)	$ (0.37)
Extraordinary loss	(0.61)	—	(0.03)	—	—
Net earnings (loss) per share	$ 0.68	$ 0.18	$ 0.35	$ (0.10)	$ (0.37)
Weighted average shares outstanding	8,990	8,981	9,971	10,161	10,761
DILUTED EARNINGS (LOSS) PER SHARE:					
Before extraordinary item	$ 1.27	$ 0.18	$ 0.37	$ (0.10)	$ (0.37)
Extraordinary loss	(0.60)	—	(0.02)	—	—
Net earnings (loss) per share	$ 0.67	$ 0.18	$ 0.35	$ (0.10)	$ (0.37)
Weighted average shares outstanding	9,132	8,997	10,091	10,277	10,872
Cash dividends per common share	$ —	$ —	$ 0.10	$ —	$ —
BALANCE SHEET DATA:					
Working capital	$ 13,890	$ 12,763	$ 19,084	$ 28,095	$ 30,609
Total assets	207,962	211,397	79,920	99,048	99,679
Total debt	87,962	96,199	8,539	28,135	27,825
Stockholders' equity	44,632	39,409	37,461	43,168	44,734

(1) The company's fiscal year ends on the Saturday nearest to December 31.

Board of Directors

SELIM A. BASSOUL
President and CEO,
The Middleby Corporation

ROBERT R. HENRY[2]
President,
Robert R. Henry Co., Inc.
Venture Capitalists

A. DON LUMMUS[1]
President and Chief
Executive Officer,
Davenport Industries, LLC

JOHN R. MILLER, III[2]
President,
E.O.P., Inc.
Publishers

PHILIP G. PUTNAM[3]
Managing Director,
Flagstone Capital, LLC
Investment Bankers

DAVID P. RILEY[2]
Retired President and Chief
Executive Officer,
The Middleby Corporation

SABIN C. STREETER[1]
Adjunct Professor and
Executive-in-Residence,
Columbia Business School

LAURA B. WHITMAN
Vice President,
Chinese Works of Art,
Christie's, New York
Auction House

WILLIAM F. WHITMAN, JR.
Chairman of the Board,
The Middleby Corporation

ROBERT L. YOHE[4]
Independent Director
and Corporate Advisor

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Chairman of the Audit Committee
(4) Chairman of the Compensation Committee

Executive Officers

WILLIAM F. WHITMAN, JR.
Chairman of the Board

SELIM A. BASSOUL
President and Chief
Executive Officer

DAVID B. BAKER
Vice President,
Chief Financial Officer,
and Secretary

Transfer Agent and Registrar
Continental Stock Transfer
& Trust Company
17 Battery Place
New York, New York 10004

Corporate Headquarters
The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120
847.741.3300
847.741.1689 Fax

General Counsel
D'Ancona & Pflaum
Chicago, Illinois

Independent Accountants
Deloitte & Touche LLP
Chicago, Illinois

Stock Market Information
The Middleby Corporation
is traded on the NASDAQ
National Market under the
symbol "MIDD".

Investor Relations
For additional information or
for a free copy of the company's
2002 Annual Report on Form
10-K please contact:
The Middleby Corporation
Investor Relations
1400 Toastmaster Drive
Elgin, Illinois 60120
847.741.3300

Other financial information
is available on the company's
worldwide web site at:
http://www.middleby.com

O'CONNOR DESIGN GLEN ELLYN, IL


THE MIDDLEBY CORPORATION

The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120
847.741.3300